Exhibit 3.8

CERTIFICATE OF FORMATION

OF

AEL NET MARKETING, LLC

This Certificate of Formation of AEL Net Marketing, LLC, dated as of July 8, 2011, is being duly executed and filed by J. Curtis Linscott, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del C.§ 18-101, et. Seq.).

FIRST. The name of the limited liability company formed hereby is AEL Net Marketing, LLC (the “Company”).

SECOND. The address of the registered office of the Company in the State of Delaware is Capitol Services, Inc., 615 South DuPont Highway, Kent County, Dover, Delaware 19901.

THIRD. The name and address of the registered agent of the Company for service of process in the State of Delaware is Capitol Services, Inc., 615 South DuPont Highway, Kent County, Dover, Delaware 19901.

IN WITNESS HEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

By:	/s/ CURTIS LINSCOTT
J. Curtis Linscott
Authorized Person